AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                             October-01
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              15-Oct-01
Current Calculation Date          09-Oct-01
Previous Payment Date             17-Sep-01
Previous Calculation Date         11-Sep-01
--------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------------
                                       Prior          Deposits       Withdrawals       Balance on
                                      Balance                                       Calculation Date
                                     11-Sep-01                                          09-Oct-01
------------------------------------------------------------------------------------------------------
Expense Account                       4,903,424.99    3,584,761.94    (1,228,362.24)     7,259,824.69
Collection Account                  106,828,064.38   14,853,349.51   (21,098,412.38)   100,583,001.51
Aircraft Purchase Account                        -               -                -                 -

 - Liquidity Reserve cash balance    85,729,652.00      215,000.00                      85,944,652.00
------------------------------------------------------------------------------------------------------
Total                               111,731,489.37   18,438,111.45   (22,326,774.62)   107,842,826.20
------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                        -
Interest Income                                                                                     -
Aircraft Purchase Payments                                                                          -
Economic Swap Payments                                                                              -
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                 -
------------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                             4,903,424.99
Transfer from Collection Account on previous Payment Date                                3,570,981.26
Permitted Aircraft Accrual                                                                          -
Interim Transfer from Collection Account                                                            -
Interest Income                                                                             13,780.68
Balance on current Calculation Date
 - Payments on previous payment date                                                      (101,846.76)
 - Interim payments                                                                     (1,126,515.48)
 - Other
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                      7,259,824.69
------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                           106,828,064.38
Collections during period                                                               14,853,349.51
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                              (3,570,981.26)
 - Permitted Aircraft Modifications                                                                 -
Net Swap payments on previous Payment Date                                              (2,656,498.62)
Aggregate Note Payments on previous Payment Date                                       (14,870,932.50)
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                    100,583,001.51
------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                        30,000,000.00
Second Collection Account Reserve                                                       35,000,000.00
Cash Held
 - Security Deposits                                                                    20,944,652.00
                                                                                    ------------------
 Liquidity Reserve Amount                                                               85,944,652.00
                                                                                    ------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                   15-Oct-01
Current Calculation Date               09-Oct-01
Previous Payment Date                  17-Sep-01
Previous Calculation Date              11-Sep-01
--------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        107,842,826.20
Liquidity Reserve Amount                                                                         (85,944,652.00)
                                                                                              ------------------
Available Collections                                                                             21,898,174.20
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         6,683,106.15
(II) a)      Class A Interest but excluding Step-up                                                2,701,946.82
     b)      Swap Payments other than subordinated swap payments                                   2,313,632.61
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        470,097.29
(vi)         Class B Minimum principal payment                                                                -
(vii)        Class C Interest                                                                        652,889.96
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,944,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             529,392.08
(xiv)        Class C Scheduled principal                                                             279,065.64
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        7,559,710.31
(xix)        Class E Primary Interest
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         107,842,826.20
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,944,652.00
                                                                                              ------------------
                                                                                                  21,898,174.20
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date               15-Oct-01
Current Calculation Date           09-Oct-01
Previous Payment Date              17-Sep-01
Previous Calculation Date          11-Sep-01

5. Payments on the Notes by Subclass

                                    Subclass       Subclass       Subclass            Total       Subclass     Subclass
Floating Rate Notes                      A-2           A-3             A-4          Class A            B-1          B-2
-------------------                      ---           ---             ---          -------            ---          ---

Applicable LIBOR                    3.48750%       3.48750%        3.48750%                       3.48750%       3.48750%
Applicable Margin                    0.3200%        0.4600%         0.5200%                        0.6000%        1.0500%
Applicable Interest Rate            3.80750%       3.94750%        4.00750%                       4.08750%       4.53750%
Day Count                            Act/360        Act/360         Act/360                        Act/360        Act/360
Actual Number of Days                     28             28              28                             28             28
Interest Amount Payable           443,778.24  1,734,706.94      523,461.64                     214,952.31     255,144.99
Step-up Interest Amount Payable           NA             NA              NA                             NA             NA
                              -------------- --------------  --------------  --------------  -------------  -------------
Total Interest Paid               443,778.24   1,734,706.94      523,461.64    2,701,946.82     214,952.31     255,144.99
                              -------------- --------------  --------------  --------------  -------------  -------------
Expected Final Payment Date        15-Dec-05      15-Jun-02       15-May-11                      15-Jul-13      15-Jul-08
Excess Amortisation Date           17-Aug-98      15-Feb-06       15-Aug-00                      17-Aug-98      15-Aug-00
                              -------------- --------------  --------------  --------------  -------------  -------------
Original Balance              290,000,000.00 565,000,000.00  235,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding
  Principal Balance           149,854,764.71 565,000,000.00  167,940,638.64  882,795,403.35  67,612,783.09  72,296,099.80
                              -------------- --------------  --------------  --------------  -------------  -------------
Extended Pool Factors                 68.34%        100.00%          95.20%                         89.64%         99.96%
Pool Factors                          58.27%        100.00%          82.45%                         83.87%         99.22%
                              -------------- --------------  --------------  --------------  -------------  -------------
Minimum Principal Payment                                -                                -             -              -
Scheduled Principal Payment               -              -               -                -     255,835.59     273,556.49
Supplemental Principal
  Payment                       3,564,741.96             -     3,994,968.35    7,559,710.31             -              -
                              -------------- --------------  --------------  --------------  -------------  -------------
Total Principal Distribution
  Amount                        3,564,741.96             -     3,994,968.35    7,559,710.31     255,835.59     273,556.49
                              -------------- --------------  --------------  --------------  -------------  -------------
Redemption Amount
- amount allocable to principal                                                           -
- amount allocable to premium
Closing Outstanding Principal
                              -------------- --------------  --------------  --------------  -------------  -------------
  Balance                     146,290,022.74 565,000,000.00  163,945,670.29  875,235,693.04  67,356,947.50  72,022,543.31
                              -------------- --------------  --------------  --------------  -------------  -------------


                                         Total       Subclass       Subclass           Total
Floating Rate Notes                    Class B            C-1            C-2         Class C
-------------------                    -------            ---            ---         -------

Applicable LIBOR                                     3.48750%       3.48750%
Applicable Margin                                     1.3500%        2.0500%
Applicable Interest Rate                             4.83750%       5.53750%
Day Count                                             Act/360        Act/360
Actual Number of Days                                      28             28
Interest Amount Payable                            311,481.03     341,408.93
Step-up Interest Amount Payable                            NA             NA
                                --------------  -------------  -------------  --------------
Total Interest Paid                 470,097.29     311,481.03     341,408.93      652,889.96
                                --------------  -------------  -------------  --------------
Expected Final Payment Date                         15-Jul-13      15-Jun-08
Excess Amortisation Date                            17-Aug-98      15-Aug-00
                                --------------  -------------  -------------  --------------
Original Balance                                85,000,000.00  80,000,000.00
Opening Outstanding
  Principal Balance             139,908,882.89  82,785,654.86  79,269,406.98  162,055,061.85
                                --------------  -------------  -------------  --------------
Extended Pool Factors                                  99.66%         99.94%
Pool Factors                                           96.98%         98.75%
                                --------------  -------------  -------------  --------------
Minimum Principal Payment                    -             -              -                -
                                --------------  -------------  -------------  --------------
Scheduled Principal Payment         529,392.08     158,205.90     120,859.74      279,065.64
                                --------------  -------------  -------------  --------------
Supplemental Principal
  Payment                                    -             -              -                -
Total Principal Distribution
  Amount                            529,392.08     158,205.90     120,859.74      279,065.64
Redemption Amount                                          -              -
- amount allocable to principal                            -              -
- amount allocable to premium                              -              -
Closing Outstanding Principal
                                --------------  -------------  -------------  --------------
  Balance                       139,379,490.81  82,627,448.96  79,148,547.25  161,775,996.21
                                --------------  -------------  -------------  --------------



Fixed Rate Notes                         D-2
----------------                         ---

Applicable Interest Rate             8.50000%
Day count                            30 / 360
Number of Days                             30
Interest Amount Payable            708,333.33
                               --------------
Total Interest Paid                708,333.33
                               --------------
Expected Final Payment Date         15-Mar-14
Excess Amortisation Date            15-Jul-10
                               --------------
Original Balance               100,000,000.00
Opening Outstanding Principal
  Balance                      100,000,000.00
                               --------------
Extended Pool Factors                 100.00%
Expected Pool Factors                 100.00%
                               --------------
Extended Amount                            -
Expected Pool Factor Amount                -
Surplus Amortisation
                               --------------
Total Principal Distribution
  Amount                                   -
                               --------------
Redemption Amount                          -
- amount allocable to principal            -
- amount allocable to premium              -
                               --------------
Closing Outstanding Principal
  Balance                      100,000,000.00
                               --------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date            15-Oct-01
Current Calculation Date        09-Oct-01
Previous Payment Date           17-Sep-01
Previous Calculation Date       11-Sep-01
--------------------------------------------------------------------------------


6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period15-Oct-01
End of Interest Accrual Period  15-Nov-01
Reference Date                  11-Oct-01

-------------------------------------------------------------------------------------------------
                                  A-2       A-3       A-4      B-1     B-2       C-1       C-2
-------------------------------------------------------------------------------------------------
Applicable LIBOR                2.52500%  2.52500%  2.52500% 2.52500% 2.52500%   2.52500% 2.52500%
Applicable Margin                0.3200%   0.4600%   0.5200%  0.6000%  1.0500%    1.3500%  2.0500%
Applicable Interest Rate         2.8450%   2.9850%   3.0450%  3.1250%  3.5750%    3.8750%  4.5750%

-------------------------------------------------------------------------------------------------

-----------------------------------------
Fixed Rate Notes                  D-1
-----------------------------------------
Actual Pool Factor               100.00%
-----------------------------------------

--------------------------------------------------------------------------------
7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                          A-2           A-3           A-4           B-1        B-2          C-1           C-2
------------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance      149,854.76    565,000.00   167,940.64     67,612.78   72,296.10    82,785.65    79,269.41
Total Principal Payments                     3,564.74           -       3,994.97        255.84      273.56       158.21       120.86
Closing Outstanding Principal Ba1ance      146,290.02    565,000.00   163,945.67     67,356.95   72,022.54    82,627.45    79,148.55

Total Interest                                 443.78      1,734.71       523.46        214.95      255.14       311.48       341.41
Total Premium                                 0.0000%       0.0000%      0.0000%       0.0000%     0.0000%      0.0000%      0.0000%

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------
(b) Fixed Rate Notes              D-2
-----------------------------------------------------

Opening Outstanding Principal
  Ba1ance                                  100,000.00
Total Principal Payments                            -
Closing Outstanding Principal
  Ba1ance                                  100,000.00

Total Interest                                 708.33
Total Premium                                       -
-----------------------------------------------------